Exhibit 15.3

Commissioners:

We have read the statements made by China Techfaith Communication Technology Limited, which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16F of Form 20-F, as part of the annual report of China Techfaith Communication Technology Limited dated April 27, 2016. We agree with the statements concerning our firm in such Form 20-F.

Very truly yours,

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

April 29, 2016